March 8, 2024

VIA EDGAR AND BY MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Coleman, Craig Arakawa, Jeanne Baker and Terence O’Brien

Re:	Tronox Holdings plc Form 10-K for the year ended December 31, 2022 Filed on February 22, 2023 File No. 001-35573

Dear Mr. Coleman, Mr. Arakawa, Ms. Baker and Mr. O’Brien,

On behalf of Tronox Holdings plc (“Tronox,” the “Company,” “we,” “us” and, with correlative meaning, “our”), the following response is provided to the comment submitted to Tronox by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated February 27, 2024 (the “Letter”) relating to Tronox’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). We have restated below in italics the comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules.

Exhibits 96.1, 96.2, 96.3, and 96.4, page 106

1.
We note your response to comment 24, and that your proposed draft disclosure includes average annual cash flows. Please confirm that your revised technical report summaries will include cash flows on an annual basis, rather than average annual basis, to comply with Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. As discussed on a telephone call with the Staff on March 6, 2024, the Company filed, on February 21, 2024, amended technical report summaries for each of its material properties as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, addressing the comments received from the Staff in the initial comment letter dated December 22, 2023.

Securities and Exchange Commission
Division of Corporation Finance

The Company acknowledges the Staff’s views with respect to Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K. As discussed with the Staff, given the Company’s long life-of-mine plans, for any future technical report summary to be filed, when required, in accordance with Subpart 1300 of Regulation S-K, the Company and the relevant qualified person will disclose cash flows on an annual basis for the initial years of the analysis and average annual cash flows by cycles for the later years of the cash flow analysis.

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If you require additional information, please do not hesitate to contact Jonathan Flood or the undersigned at (203) 705-3800.

Very truly yours,

/s/ John Srivisal
John Srivisal
Senior Vice President and Chief Financial Officer